Exhibit 99.4

February 17, 2014

Empire Energy USA, LLC

17 Arentzen Blvd.

Vista 1 Prof. Bldg, Suite 203

Charleroi, PA 15022-1085

Attn:	Mr. Bruce McLeod
Executive Chairman

Re:	Oil, Condensate and Natural Gas Reserves
Empire Energy USA, LLC
As of December 1, 2013

Gentlemen:

At your request the firm of Ralph E. Davis Associates, Inc. (Davis) has prepared an evaluation of the proved, probable, and possible natural gas reserves of the Hawthorne and Mayville Districts leaseholds in which Empire Energy USA, LLC (Empire) has certain interests. This report presents a summary of the Proved, Probable, and Possible reserves anticipated to be produced from Empire’s interest.

The reserves associated with these estimates have been classified in accordance with the definitions of reserves within the Petroleum Resources Management System (PRMS) document as co-sponsored by the Society of Petroleum Engineers, the World Petroleum Council, the American Association of Petroleum Geologists and the Society of Petroleum Evaluation Engineers. These definitions are included as a portion of this letter.

We have also estimated the future net revenue and discounted present value associated with these reserves as of December 1, 2013, utilizing a scenario of specific non-escalated product prices as well as non-escalated costs of operations, i.e., prices and costs were not escalated above current values as detailed later in this report. The present value is presented for your information and should not be construed as an estimate of the fair market value.

The summarized results of the reserve audit are as follows:

Empire Energy USA, LLC	February 17, 2014
Oil, Condensate and Natural Gas Reserves	Page 2 of 7

Estimated Proved and Probable Reserves

Net to Empire Energy USA, LLC

As of December 1, 2013

NYMEX HEDGE PRICE

	Estimated Net Reserves		Estimated Future Net Income ($1,000)
Reserve Category	MBarrels	MMCF	Undiscounted	Discounted @ 10%

PROVED RESERVES
Producing	61.5	31,391.7	74,952.6	34,777.8
Behind Pipe	-	102.3	131.0	18.9
Non-Producing	-	30.6	41.6	21.0
Shut-In	-	49.5	80.1	36.3
P&A	-	-	-	-

TOTAL PROVED	61.5	31,574.1	75,205.3	34,854.0

PROBABLE RESERVES
Undeveloped	-	7,521.0	23,761.7	4,090.7

TOTAL PROBABLE	-	7,521.0	23,761.7	4,090.7

POSSIBLE RESERVES
Behind Pipe	33.6	888.6	4,605.9	2,686.5
Undeveloped	-	3,969.0	11,552.7	1,834.6

TOTAL POSSIBLE	33.6	4,857.6	16,158.7	4,521.1

GRAND TOTAL	95.01	43,952.7	115,125.7	43,465.8

Note: Errors on addition are due to rounding.

Liquid volumes are expressed in thousands of barrels (MBbls) of stock tank oil. Gas volumes are expressed in millions of standard cubic feet (MMSCF) at the official temperature and pressure bases of the areas wherein the gas reserves are located.

Discussion

The scope of this study was to prepare estimates of the proved, probable, and possible reserves attributable to the interests of Empire. Reserve estimates were prepared by Davis and were based in large part on basic data supplied by Empire. The quantities presented herein are estimated reserves of natural gas that geologic and engineering data demonstrate can be recovered from known reservoirs under current economic conditions with reasonable certainty.

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Engineering Firm F-1529

Empire Energy USA, LLC	February 17, 2014
Oil, Condensate and Natural Gas Reserves	Page 3 of 7

The evaluated properties encompass both the interest in properties previously evaluated for Empire as well as the interest position acquired in properties acquired from Range Resources. The summary presentation of reserves by category also includes summaries by each property group.

(Hawthorne District) - Certain properties which have been drilled and have previously produced are classified as proved non-producing. Those wells considered to have recoverable reserves are scheduled to be placed on production at a future date.

(Mayville District) – Completed wells in the Range acquisition are classified as behind pipe and non-producing. Behind pipe reserves are in intervals not yet completed within an existing wellbore and are scheduled to be placed on production at a future date. Non-producing reserves may be in well’s drilled and completed, but not yet tied into the gathering system or in wells which have previously produced are shut in and are considered to have recoverable reserves. Non-producing reserves are not set up at the present time because of lack of essential data.

Reserves classified as undeveloped are not scheduled for drilling at this time as these wells are uneconomic on an undiscounted cash flow with the current pricing scenario. These wells will be assigned a drilling schedule at a future time contingent on the future prices in the region. The undrilled locations in the Empire and Range properties have been reviewed on an individual well location basis, with the estimate of recoverable reserves associated with the results for nearby producing properties.

This evaluation has been prepared in accordance with the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” as proclaimed by the Society of Petroleum Engineers”, the SPE Standards.

Data Source

Basic well and field data used in the preparation of this report were furnished by Empire or were obtained from commercial sources or from Davis’ own database of information. Records as they pertain to factual matters such as acreage controlled the number and depths of wells, reservoir pressure and/or production history, the existence of contractual obligations to others and similar matters were accepted as presented.

Additionally, the analyses of these properties utilized not only the basic data on the subject wells but also data on analogous properties as provided. Well logs, ownership interest, revenues received from the sale of products and operating costs were furnished by Empire. No physical inspection of the properties was made nor any well tests conducted.

Operating cost data were provided by Empire and were utilized to estimate the direct cost of operation for each property or producing unit.

Ownership

Ownership interests in the subject properties have been furnished by Empire and accepted by Davis as accurate without independent verification. Those interests evaluated by Davis reflect a specific working and net revenue interest position owned by Empire in each of the subject properties.

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Engineering Firm F-1529

Empire Energy USA, LLC	February 17, 2014
Oil, Condensate and Natural Gas Reserves	Page 4 of 7

Reserve Estimates

The estimate of reserves included in this report is based primarily upon production history or analogy with wells in the area producing from the same or similar formations. In addition to individual well production history, geological and well test information, when available, were utilized in the evaluation. Individual well production histories were evaluated utilizing decline curve analysis on the individual producing properties and forecast until an anticipated economic limit was reached.

Estimates of reserves to be recovered from undrilled locations are based upon not only the ultimate reserve potential of existing Empire wells, but also completions by other operators in the area of interest. In certain situations studies by Davis of analogous completions has resulted in the development of an average completion than can be anticipated for a specific area, as well as a production profile that recovers the estimated ultimate reserve. This methodology has been utilized in this evaluation. The proved undeveloped locations have not been scheduled at this time due to the wells being uneconomic at the current prices and will be scheduled at a future date contingent on prices.

The accuracy of reserve estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data. Reserve volumes presented in this report are based upon the available data and are calculated using all methods and procedures as we considered necessary under the circumstances to prepare this report and are believed to be reasonable; however, future reservoir performance may justify revision of these estimates. The various methods and procedures used in the evaluation of the subject properties are considered appropriate for an estimation of the reserves prepared for each of the subject properties.

It should be noted that the process of estimating reserves is inherently uncertain and that all reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends primarily on the amount of reliable geological and engineering data available at the time of the estimate and the interpretation of these data.

Producing Rates

For the purpose of this report, estimated reserves are scheduled for recovery primarily on the basis of actual producing rates or appropriate well test information. They were prepared giving consideration to engineering and geological data such as reservoir pressure, anticipated producing mechanisms, the number and types of completions, as well as past performance of analogous reservoirs.

These and other future rates may be subject to regulation by various agencies, changes in market demand or other factors; consequently, reserves recovered and the actual rates of recovery may vary from the estimates included herein. Scheduled dates of future well completions may vary from that provided by Empire due to changes in market demand or the availability of materials and/or capital; however, the timing of the wells and their estimated rates of production are reasonable and consistent with established performance to date.

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Engineering Firm F-1529

Empire Energy USA, LLC	February 17, 2014
Oil, Condensate and Natural Gas Reserves	Page 5 of 7

Prices

Prices utilized in this evaluation are summarized as follows:

Crude Oil and Condensate – WTI Future Prices: The unit price used throughout this report for crude oil and condensate is based upon WTI futures pricing (Cushing OK 12/31/2013) for the next five years. An initial price of $96.71 per barrel for the remainder of 2013 was varied until a price of $77.10 per barrel for 2018. The scheduled price for 2018 was then held flat throughout the remaining producing life of the properties. Prices for liquid reserves scheduled for production at some future date were estimated using these same prices.

Natural Gas – Henry Hub Future Prices: The unit price used throughout this report for natural gas is based upon a NYMEX futures pricing (Henry Hub 12/31/2013) for the next five years. An initial price of $4.49 per MMBTU of natural gas for the remainder of 2013 was varied until a price of $4.07 per MMBTU for 2018. The scheduled price for 2018 was then held flat throughout the remaining producing life of the properties. The benchmark prices were adjusted for price differentials. Prices for natural gas reserves scheduled for initial production at some future date were estimated using these same prices.

Empire has furnished information that volumes of gas have been hedged for production from the Empire Range properties through November 2018.

Hawthorne District Properties – The volumes hedged and the hedge sales price both vary over the effective time. Volumes produced over the hedge volumes are then valued at prices listed above and result in an average sale price of $4.81 for the fiscal 2014, $4.62 for fiscal 2015, $4.23 for fiscal 2016, $4.25 for fiscal 2017 and $4.53 for fiscal 2018. Beginning in December 2018 the total produced volume is based on the Henry Hub forecast, adjusted for price differential and is held constant at $4.53 for the life of the reserves.

Empire has furnished information that volumes of gas have been hedged for production from the Empire Range properties through November 2018.

Mayville District Properties – The volumes hedged and the hedge sales price both vary over the effective time. Volumes produced over the hedge volumes are then valued at the Benchmark prices listed above and result in an average sale price of $5.24 for fiscal 2014, $4.87 for fiscal 2015, $4.27 for fiscal 2016, $4.38 for fiscal 2017 and $4.70 for fiscal 2018. Beginning in December 2018 the total produced volume is based on the Henry Hub forecast, adjusted for price differential and is held constant at $4.70 for the life of the reserves. The gas prices are adjusted for BTU content. Prices for oil and liquid volumes are based on the West Texas Intermediate forecast.

Operating Cost

Operating cost data for the previous twelve months were provided by the Company and were utilized herein. Monthly operating costs were assigned to the wells on a fixed and variable cost basis. The fixed costs are the quotient of the average monthly fixed operating costs divided by the average number of producing wells. Per well variable costs were assigned on a cost per Mcf basis, which was derived by dividing the total period variable costs by the total production (Mcfs) during the period.

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Engineering Firm F-1529

Empire Energy USA, LLC	February 17, 2014
Oil, Condensate and Natural Gas Reserves	Page 6 of 7

Future Net Income

Future net income is based upon gross income from future production, less direct operating expenses and taxes (production, severance, ad valorem or other). Estimated future capital for development was also deducted from gross income at the time it will be expended. No allowance was made for depletion, depreciation, income taxes or administrative expense.

Direct lease operating expense includes direct cost of operations of each lease or an estimated value for future operations based upon analogous properties. Lease operating expenses were held flat throughout the producing life of the properties. Neither the cost to abandon onshore properties nor the salvage value of equipment was considered in this report.

Future net income has been discounted for present worth at values ranging from 0 to 100 percent using continuous discounting. In this report the future net income is discounted at a primary rate of ten (10.0) percent.

General

Empire Energy USA, LLC has provided access to all of its accounts, records, geological and engineering data, reports and other information as required for this audit. The ownership interests, product classifications relating to prices and other factual data were accepted as furnished without verification.

No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

This report has been prepared for the exclusive use of Empire Energy USA, LLC and shall not be reproduced, distributed or made available to any other company without the written consent of Ralph E. Davis Associates, Inc. Such consent will not be unreasonably withheld if the report is utilized in its entirety.

Neither Ralph E. Davis Associates, Inc. nor any of its employees have any interest in Empire Energy USA, LLC or the properties reported herein. The employment and compensation to make this study are not contingent on our estimate of reserves.

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Engineering Firm F-1529

Empire Energy USA, LLC	February 17, 2014
Oil, Condensate and Natural Gas Reserves	Page 7 of 7

We appreciate the opportunity to be of service to you in this matter and will be glad to address any questions or inquiries you may have.

Very truly yours,

RALPH E. DAVIS ASSOCIATES, INC.

/s/ Nathan J. Kucharski
Nathan J. Kucharski
Reservoir Engineer

/s/ Allen C. Barron
Allen C. Barron, P. E.
President

RALPH E. DAVIS ASSOCIATES, INC.

Texas Registered Engineering Firm F-1529